Exhibit 99.2

Lytus Technologies Receives Nasdaq Notification of Noncompliance with Listing Rule 5250(c)(1)

MUMBAI, INDIA, Aug. 22, 2023 (GLOBE NEWSWIRE) – Lytus Technologies Holdings PTV. Ltd. (the “Company”) (NASDAQ:LYT), a leading global technology-driven services company, today announced that on August 17, 2023, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that the Company was not in compliance with NASDAQ Listing Rule 5250(c)(1) for continued listing (the “Rule”) because the Company had not yet filed its Annual Report of Foreign Private Issuer on Form 20-F for the fiscal year ended March 31, 2023 (the “Form 20-F”). The Notice provided that the Company had 60 calendar days from receiving the Notice to submit a plan to regain compliance with NASDAQ’s continued listing requirements.

On August 18, 2023, the Company filed the Form 20-F, and on August 21, 2023, the Company received a second letter from NASDAQ stating that based on the August 18, 2023, filing of the Company’s Form 20-F, NASDAQ has determined that the Company complies with the Rule. Accordingly, NASDAQ informed the Company that it now considers this matter closed.

About Lytus Technologies Holdings PTV. Ltd:

Lytus Technologies is a rapidly expanding technology-driven internet platform services organisation with operations in India and USA. The company offers high-value streaming and telemedicine services to over 4 million active users and monthly customers across India and USA. Lytus Technologies is a listed company under the ticker symbol “LYT” on the Nasdaq Capital Market. The firm is one of India’s fastest-growing online content and streaming service providers. Through its 5,000-kilometer network of installed fibre and broadband infrastructure, the firm delivers fibre and broadband services to its client base. Currently, Lytus Technologies has nationwide Telecast & Multicast services in India providing retail and commercial customers monthly subscription-based linear video and Internet services.

Forward Looking Statements

Statements in this press release regarding the Company that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not directly or exclusively relate to historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not be achieved. Forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to known and unknown risks, uncertainties and other factors outside of our control that could cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

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